Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT THIRD QUARTERLY REPORT FOR 2018

In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue a third quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Enterprise Accounting Standards.

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1

The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that the contents of this quarterly report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept the related legal responsibility.

1.2	All directors of the Company attended the meeting of the board of directors at which this quarterly report was considered.

1.3

Mr. Wu Yong, Chairman of the Company, Mr. Hu Lingling, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Chief of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in this quarterly report are warranted.

1.4	The financial statements contained in the Company’s third quarterly financial report for 2018 have not been audited.

2.	THE OVERALL INFORMATION OF THE COMPANY

2.1	Principal financial data

Unit: ¥     Currency: RMB

	At the end of this reporting period	At the end of last year	Increase/decrease at the end of the reporting period as compared with the end of last year (%)
Total assets	34,365,248,146	33,994,238,908	1.09
Net assets attributable to shareholders of listed company	29,032,096,498	28,684,676,483	1.21

	From the beginning of the year to the end of the reporting period (Jan-Sep)	From the beginning of last year to the end of the reporting period of last year (Jan-Sep)	Increase/decrease as compared with the same period of last year (%)
Net cash flow from operating activities	2,553,037,108	2,155,058,085	18.47

	From the beginning of the year to the end of the reporting period (Jan-Sep)	From the beginning of last year to the end of the reporting period of last year (Jan-Sep)	Increase/decrease as compared with the same period of last year (%)
Revenues from operation	14,581,919,208	13,167,657,172	10.74
Net profit attributable to shareholders of listed company	963,776,130	888,485,481	8.47
Net profit attributable to shareholders of listed company after extraordinary gain or loss	993,147,009	899,332,780	10.43
Weighted average return on net assets (%)	3.33	3.14	Increase by 0.19 percentage point
Basic earnings per share (¥/share)	0.136	0.125	8.80
Diluted earnings per share (¥/share)	0.136	0.125	8.80

Note:	Return on net assets represents the difference between the amounts of “Increase/decrease as compared with the same period of last year (%)”.

Extraordinary gain or loss items and amounts

✓ Applicable ☐  Not applicable

Unit: ¥     Currency: RMB

Items	Amount for the period (Jul-Sep)	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)
Gain or loss on disposal of non-current assets	(26,808,176)	(57,350,699)
Government grants included in profit or loss for the period, other than government grants closely related to the normal operation of the Company and granted on an on-going basis in accordance with specific standard amount or quantity in compliance with national policies	4,425,171	7,276,685
Write back of the provision for impairment of accounts receivable that is individually tested for impairment	—	5,689,343
Other non-operating income and expenses other than aforesaid items	117,097	1,175,166
Effect of minority interests (after tax)	348,889	299,898
Effect of income tax	7,047,454	13,538,728

Total	(14,869,565)	(29,370,879)

Note:	Extraordinary losses are expressed in negative figures.

2.2	Total number of shareholders, shareholding of top ten shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Unit: Shares

Total number of shareholders (Number)	226,176
Shareholding of top ten shareholders

				Subject to pledge or frozen
Name of shareholders (Full name)	Number of shares held at the end of the period	Percentage (%)	Number of shares with selling restrictions held	Status of shares	Number	Nature of shareholder
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	37.12	—	None	—	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,527,859,445	21.57	—	Unknown	—	Foreign legal person
Lin Naigang	95,520,000	1.35	—	Unknown	—	Domestic natural person
Central Huijin Asset Management Co., Ltd	85,985,800	1.21	—	Unknown	—	State-owned legal person
New China Life Insurance Company Ltd. — Dividend — Group Dividend — 018L — FH001 Hu	75,258,355	1.06	—	Unknown	—	State-owned legal person
China Securities Finance Corporation Limited	53,883,592	0.76	—	Unknown	—	State-owned legal person
Zhou Rong	51,152,327	0.72	—	Unknown	—	Domestic natural person
DEUTSCHE BANK AKTIENGESELLSCHAFT	37,508,532	0.53	—	Unknown	—	Foreign legal person
Taiyuan Iron & Steel (Group) Company Limited	30,781,989	0.43	—	Unknown	—	State-owned legal person
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other

Shareholding of top ten shareholders holding shares without selling restrictions

	Number of shares held without selling restrictions	Class and number of shares
Name of shareholders		Class	Number
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	Renminbi- denominated ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,527,859,445	Renminbi- denominated ordinary shares	109,471,996
		Overseas listed foreign shares	1,418,387,449
Lin Naigang	95,520,000	Renminbi- denominated ordinary shares	95,520,000
Central Huijin Asset Management Co., Ltd	85,985,800	Renminbi- denominated ordinary shares	85,985,800
New China Life Insurance Company Ltd. — Dividend — Group Dividend — 018L — FH001 Hu	75,258,355	Renminbi- denominated ordinary shares	75,258,355
China Securities Finance Corporation Limited	53,883,592	Renminbi- denominated ordinary shares	53,883,592
Zhou Rong	51,152,327	Renminbi- denominated ordinary shares	51,152,327
DEUTSCHE BANK AKTIENGESELLSCHAFT	37,508,532	Renminbi- denominated ordinary shares	37,508,532
Taiyuan Iron & Steel (Group) Company Limited	30,781,989	Renminbi- denominated ordinary shares	30,781,989
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	Renminbi- denominated ordinary shares	28,101,600
Statement regarding connected relationship or concerted action of the above shareholders	The Company is unaware whether the above shareholders are connected or concerted parties as defined in Measures on Administration of Acquisitions of Listed Companies.

Note:	109,471,996 A shares and 1,418,387,449 H shares of the Company were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

2.3

Total number of preference shareholders, shareholding of top ten preference shareholders and top ten preference shareholders holding shares without selling restrictions at the end of the reporting period

☐  Applicable ✓ Not applicable

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

✓ Applicable ☐  Not applicable

Unit: ¥     Currency: RMB

Balance Sheet	Items	30 Sep 2018	31 Dec 2017	Movement (%)	Major reason analysis
(1)	Bank balances and cash	1,861,604,958	1,268,514,534	46.75	Prepayments received from disposal of assets held for sale.
(2)	Other non-current assets	134,741,312	54,369,091	147.83	Prepayments for purchase of EMU trains.
(3)	Receipts in advance	720,537,304	152,011,005	374.00	Prepayments received from disposal of assets held for sale.

Profit Statement	Items	Jan-Sep 2018	Jan-Sep 2017	Movement (%)	Major reason analysis
(1)	Finance costs	(17,179,851)	(7,030,515)	144.36	Decrease in foreign exchange losses.
(2)	Non-operating expenses	60,305,575	24,375,684	147.40	Increase in expenses for retirement of fixed assets.

Cash Flow Statement	Items	Jan-Sep 2018	Jan-Sep 2017	Movement (%)	Major reason analysis
(1)	Tax paid	435,548,032	695,421,037	(37.37)	VAT refunds received.
(2)	Net cash received from disposal of fixed assets, intangible assets and other long-term assets activities	522,677,504	753,814	69,237.73	Prepayments received from disposal of assets held for sale.
(3)	Cash for distribution of dividends, profits or repayment of interest payments	570,031,845	356,326,856	59.97	The final cash dividend for 2016 payable to GR Group, the largest shareholder, was not paid in the same period last year.

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐ Applicable ✓ Not applicable

3.3	Commitments which have not been fulfilled during the reporting period

☐ Applicable ✓ Not applicable

3.4

Caution and explanation as to the anticipated loss of accumulated net profit from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

☐ Applicable ✓ Not applicable

Name of Company	Guangshen Railway Company Limited
Legal Representative	Wu Yong
Date	25 October 2018

4.	APPENDIX

4.1	FINANCIAL STATEMENTS

Combined Balance Sheet

30 September 2018

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB	Audit type: Unaudited

Items	Balance at the end of the period	Balance at the beginning of the year
Current assets:
Bank balances and cash	1,861,604,958	1,268,514,534
Bill and trade receivables	4,123,845,281	4,142,209,628
Prepayments	48,760,202	39,143,794
Other receivables	134,005,851	152,917,336
Inventories	330,569,474	330,727,259
Assets held for sale	2,183,207	2,183,207
Other current assets	73,558,887	122,189,663

Total current assets	6,574,527,860	6,057,885,421

Non-current assets:
Available-for-sale financial assets	—	296,413,799
Long-term receivables	25,220,538	31,274,642
Long-term equity investments	180,056,588	174,548,264
Investment in other equity instruments	321,246,040	—
Fixed assets	23,225,231,969	23,615,744,099
Constructions-in-progress	1,580,889,619	1,430,671,285
Intangible assets	1,941,128,553	1,981,672,460
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	46,955,313	33,400,574
Deferred income tax assets	53,995,748	37,004,667
Other non-current assets	134,741,312	54,369,091

Total non-current assets	27,790,720,286	27,936,353,487

Total assets	34,365,248,146	33,994,238,908

Combined Balance Sheet (Continued)

30 September 2018

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB	Audit type: Unaudited

Items	Balance at the end of the period	Balance at the beginning of the year
Current liabilities:
Bill and trade payables	2,946,476,917	3,539,624,089
Receipts in advance	720,537,304	152,011,005
Staff remuneration payable	223,732,413	209,172,084
Tax payable	209,913,743	219,399,947
Other payables	1,095,375,848	1,044,768,977

Total current liabilities	5,196,036,225	5,164,976,102

Non-current liabilities:
Deferred income	107,291,131	105,791,256
Deferred income tax liabilities	64,521,188	66,390,731

Total non-current liabilities	171,812,319	172,181,987

Total liabilities	5,367,848,544	5,337,158,089

Owners’ equity (or shareholders’ equity):
Paid-in capital (or share capital)	7,083,537,000	7,083,537,000
Capital reserves	11,562,737,107	11,562,737,107
Other comprehensive income	181,940,940	181,940,940
Surplus reserves	2,922,608,538	2,927,575,310
Retained earnings	7,281,272,913	6,928,886,126

Total equity attributable to owners of the parent	29,032,096,498	28,684,676,483

Minority interests	(34,696,896)	(27,595,664)

Total owners’ equity (or shareholders’ equity)	28,997,399,602	28,657,080,819

Total liabilities and owners’ equity (or shareholders’ equity)	34,365,248,146	33,994,238,908

Chairman: Wu Yong    General Manager: Hu Lingling     Chief Accountant: Tang Xiangdong     Chief of Finance Department: Lin Wensheng

Company Balance Sheet

30 September 2018

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB	Audit type: Unaudited

Items	Balance at the end of the period	Balance at the beginning of the year
Current assets:
Bank balances and cash	1,849,458,502	1,251,528,280
Bill and trade receivables	4,113,065,206	4,137,660,553
Prepayments	48,627,828	39,043,755
Other receivables	197,195,535	191,680,767
Inventories	324,593,431	326,211,425
Assets held for sale	2,183,207	2,183,207
Other current assets	72,202,777	121,708,734

Total current assets	6,607,326,486	6,070,016,721

Non-current assets:
Available-for-sale financial assets	—	294,695,920
Long-term receivables	25,220,538	31,274,642
Long-term equity investments	261,418,047	257,669,723
Investment in other equity instruments	319,528,161	—
Fixed assets	23,134,249,496	23,524,239,879
Constructions-in-progress	1,580,889,619	1,429,670,241
Intangible assets	1,647,051,428	1,679,096,703
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	46,795,316	33,149,914
Deferred income tax assets	65,606,689	48,618,856
Other non-current assets	105,265,327	24,109,507

Total non-current assets	27,467,279,227	27,603,779,991

Total assets	34,074,605,713	33,673,796,712

Company Balance Sheet (Continued)

30 September 2018

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB	Audit type: Unaudited

Items	Balance at the end of the period	Balance at the beginning of the period
Current liabilities:
Bill and trade payables	2,929,343,737	3,522,811,262
Receipts in advance	720,320,769	151,831,456
Staff remuneration payable	221,218,779	206,894,200
Tax payable	208,898,976	208,377,825
Other payables	751,322,567	712,398,974

Total current liabilities	4,831,104,828	4,802,313,717

Non-current liabilities:
Deferred income	107,291,131	105,791,256

Total non-current liabilities	107,291,131	105,791,256

Total liabilities	4,938,395,959	4,908,104,973

Owners’ equity (or shareholders’ equity):
Paid-in capital (or share capital)	7,083,537,000	7,083,537,000
Capital reserves	11,564,461,609	11,564,461,609
Other comprehensive income	181,940,940	181,940,940
Surplus reserves	2,922,608,538	2,927,575,310
Retained earnings	7,383,661,667	7,008,176,880

Total owner’s equity (or shareholders’ equity)	29,136,209,754	28,765,691,739

Total liabilities and owners’ equity (or shareholders’ equity)	34,074,605,713	33,673,796,712

Chairman: Wu Yong    General Manager: Hu Lingling     Chief Accountant: Tang Xiangdong     Chief of Finance Department: Lin Wensheng

Combined Statement of Profit

January to September 2018

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB	Audit type: Unaudited

Items	Amount for the period (Jul-Sep)	Amount for the previous period (Jul-Sep)	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
I. Total revenues from operation	5,054,145,840	4,755,674,699	14,581,919,208	13,167,657,172

Include: Revenues from operation	5,054,145,840	4,755,674,699	14,581,919,208	13,167,657,172

II. Total operating costs	4,631,618,995	4,253,216,075	13,270,339,505	11,993,612,381

Include: Operating costs	4,552,509,954	4,176,011,401	13,039,362,078	11,780,233,948
Business tax and surcharges	10,151,783	17,241,804	38,494,274	46,199,021
Selling expenses	184,466	1,265,286	368,932	3,162,602
Management expenses	73,243,092	61,275,756	212,747,706	170,816,210
Finance costs	(4,470,300)	(2,621,580)	(17,179,851)	(7,030,515)
Include: Interest income	(7,464,835)	(5,657,105)	(16,937,070)	(13,996,647)
Assets impairment loss	—	—	202,518	—
Credit impairment loss	—	43,408	(3,656,152)	231,115
Add: Other gains	4,425,171	4,920,467	7,276,685	7,723,889
Gains from investments (loss denoted by “—”)	1,234,947	7,838,900	11,983,201	14,539,010
Include: Gains from investments in associates and joint ventures	1,232,690	1,366,048	5,508,324	8,066,158
III. Profit from operation (loss denoted by “—”)	428,186,963	515,217,991	1,330,839,589	1,196,307,690
Add: Non-operating income	1,774,832	1,475,368	4,130,043	3,072,822
Less: Non-operating expenses	28,465,910	14,661,891	60,305,575	24,375,684

Combined Statement of Profit (Continued)

January to September 2018

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB	Audit type: Unaudited

Items	Amount for the period (Jul-Sep)	Amount for the previous period (Jul-Sep)	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
IV. Gross profit (gross loss denoted by “—”)	401,495,885	502,031,468	1,274,664,057	1,175,004,828
Less: Income tax expenses	93,058,002	122,026,386	314,640,273	288,780,879
V. Net profit (net loss denoted by “—”)	308,437,883	380,005,082	960,023,784	886,223,949
(1) Classification by continuous operation
1. Net profit from continuous operations (net loss denoted by “—”	308,437,883	380,005,082	960,023,784	886,223,949
2. Net profit from discontinued operations (net loss denoted by “—”)	—	—	—	—
(2) Classification by ownership of equity
1. Net profit attributable to owners of the parent	309,689,988	379,769,770	963,776,130	888,485,481
2. Profit or loss of minority shareholders	(1,252,105)	235,312	(3,752,346)	(2,261,532)
VI. Net other comprehensive income after tax	—	—	—	—

VII. Total comprehensive income	308,437,883	380,005,082	960,023,784	886,223,949

Total comprehensive income attributable to owners of the parent	309,689,988	379,769,770	963,776,130	888,485,481

Total comprehensive income attributable to minority shareholders	(1,252,105)	235,312	(3,752,346)	(2,261,532)

VIII. Earnings per share:
(1) Basic earnings per share (¥/share)	0.044	0.054	0.136	0.125
(2) Diluted earnings per share (¥/share)	0.044	0.054	0.136	0.125

Chairman: Wu Yong    General Manager: Hu Lingling     Chief Accountant: Tang Xiangdong     Chief of Finance Department: Lin Wensheng

Company Statement of Profit

January to September 2018

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB	Audit type: Unaudited

Items	Amount for the period (Jul-Sep)	Amount for the previous period (Jul-Sep)	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
I. Revenues from operation	4,994,094,812	4,662,195,218	14,411,267,205	12,921,280,198
Less: Operating costs	4,495,024,352	4,105,614,253	12,882,055,668	11,581,303,400
Tax and surcharges	9,753,516	16,422,235	37,506,818	44,012,390
Selling expenses	184,466	1,263,436	368,932	3,159,342
Management expenses	66,796,793	49,246,531	195,239,276	128,078,254
Finance costs	(4,377,396)	(2,461,223)	(16,826,716)	(6,569,399)
Include: Interest income	(7,325,844)	(5,460,615)	(16,449,126)	(13,420,804)
Assets impairment loss	—	—	202,518	—
Credit impairment loss	—	43,408	(3,661,905)	81,115
Add: Other gains	4,425,171	4,920,467	7,276,685	7,723,889
Gains from investments (loss denoted by “—”)	9,154,288	7,838,900	35,450,247	27,318,565
Include: Gains from investments in associates and joint ventures	1,232,690	1,366,048	5,508,324	8,066,158
II. Profit from operation (loss denoted by “—”)	440,292,540	504,825,945	1,359,109,546	1,206,257,550
Add: Non-operating income	1,698,837	552,413	3,705,436	2,141,347
Less: Non-operating expenses	27,834,679	14,594,034	59,615,763	24,284,606
III. Gross profit (gross loss denoted by “—”)	414,156,698	490,784,324	1,303,199,219	1,184,114,291
Less: Income tax expenses	93,694,588	120,467,184	316,330,523	286,823,221

Company Statement of Profit (Continued)

January to September 2018

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB	Audit type: Unaudited

Items	Amount for the period (Jul-Sep)	Amount for the previous period (Jul-Sep)	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
IV. Net profit (net loss denoted by “—”)	320,462,110	370,317,140	986,868,696	897,291,070
(1) Net profit from continuous operations (net loss denoted by “—”	320,462,110	370,317,140	986,868,696	897,291,070
(2) Net profit from discontinued operations (net loss denoted by “—”)	—	—	—	—
V. Net other comprehensive income after tax	—	—	—	—

VI. Total comprehensive income	320,462,110	370,317,140	986,868,696	897,291,070

VII. Earnings per share:
(1) Basic earnings per share (¥/share)	N/A	N/A	N/A	N/A
(2) Diluted earnings per share (¥/share)	N/A	N/A	N/A	N/A

Chairman: Wu Yong    General Manager: Hu Lingling    Chief Accountant: Tang Xiangdong    Chief of Finance Department: Lin Wensheng

Combined Cash Flow Statement

January to September 2018

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB	Audit type: Unaudited

Items	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	11,383,647,055	11,267,536,929
Cash received relating to other operating activities	93,726,000	54,359,372

Sub-total of cash inflows from operating activities	11,477,373,055	11,321,896,301

Cash paid for goods purchased and services accepted	3,223,083,653	3,582,846,307
Cash paid to and on behalf of employees	5,181,225,090	4,802,615,583
Tax paid	435,548,032	695,421,037
Cash paid relating to other operating activities	84,479,172	85,955,289

Sub-total of cash outflows from operating activities	8,924,335,947	9,166,838,216

Net cash flows from operating activities	2,553,037,108	2,155,058,085
II. Cash flows from investing activities:
Cash received from gains from investments	6,472,620	6,472,851
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	522,677,504	753,814
Cash received relating to other investing activities	887,000	887,000

Sub-total of cash inflows from investing activities	530,037,124	8,113,665

Cash paid to construct fixed assets, intangible assets and other long-term assets	1,894,916,492	1,720,660,080
Cash paid relating to other investing activities	24,832,241	—

Sub-total of cash outflows from investing activities	1,919,748,733	1,720,660,080

Net cash flows from investing activities	(1,389,711,609)	(1,712,546,415)

Combined Cash Flow Statement (Continued)

January to September 2018

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB	Audit type: Unaudited

Items	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
III. Cash flows from financing activities:
Cash for distribution of dividends, profits or repayment of interest payments	570,031,845	356,326,856

Sub-total of cash outflows from financing activities	570,031,845	356,326,856

Net cash flows from financing activities	(570,031,845)	(356,326,856)
IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	593,293,654	86,184,814
Add: Balance of cash and cash equivalents at the beginning of the period	1,160,311,304	1,359,656,179
VI. Balance of cash and cash equivalents at the end of the period	1,753,604,958	1,445,840,993

Chairman: Wu Yong    General Manager: Hu Lingling     Chief Accountant: Tang Xiangdong     Chief of Finance Department: Lin Wensheng

Company Cash Flow Statement

January to September 2018

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB	Audit type: Unaudited

Items	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	11,207,306,403	10,995,548,269
Cash received relating to other operating activities	67,552,939	38,918,022
Sub-total of cash inflows from operating activities	11,274,859,342	11,034,466,291
Cash paid for goods purchased and services accepted	3,171,971,952	3,500,082,186
Cash paid to and on behalf of employees	5,061,360,827	4,650,397,652
Tax paid	417,319,995	675,451,691
Cash paid relating to other operating activities	101,439,072	79,633,484

Sub-total of cash outflows from operating activities	8,752,091,846	8,905,565,013

Net cash flows from operating activities	2,522,767,496	2,128,901,278
II. Cash flows from investing activities:
Cash received from investments	9,681,597	—
Cash received from gains from investments	25,170,128	21,574,360
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	522,671,905	747,533
Cash received relating to other investing activities	825,000	825,000

Sub-total of cash inflows from investing activities	558,348,630	23,146,893

Cash paid to construct fixed assets, intangible assets and other long-term assets	1,891,670,703	1,720,255,849
Cash paid relating to other investing activities	24,832,241	—
Sub-total of cash outflows from investing activities	1,916,502,944	1,720,255,849

Net cash flows from investing activities	(1,358,154,314)	(1,697,108,956)

Company Cash Flow Statement (Continued)

January to September 2018

Prepared by: Guangshen Railway Company Limited	Unit: ¥	Currency: RMB	Audit type: Unaudited

Items	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
III. Cash flows from financing activities:
Cash for distribution of dividends, profits or repayment of interest payments	566,682,960	356,326,856
Sub-total of cash outflows from financing activities	566,682,960	356,326,856
Net cash flows from financing activities	(566,682,960)	(356,326,856)
IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	597,930,222	75,465,466
Add: Balance of cash and cash equivalents at the beginning of the period	1,151,528,280	1,349,474,716
VI. Balance of cash and cash equivalents at the end of the period	1,749,458,502	1,424,940,182

Chairman: Wu Yong    General Manager: Hu Lingling     Chief Accountant: Tang Xiangdong     Chief of Finance Department: Lin Wensheng

4.2	Audit Report

☐ Applicable ✓ Not applicable